02 OCT 29 AM 11: 18

ZURICH
FINANCIAL SERVICES

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

02055573

SUPPL

Your reference

Our reference RR/ih

Date October 28, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 79
Dir. fax +41 (0)1625 36 06
raffaella.russi
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services announces outcome of Rights Offering" dated October 28, 2002.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

Raffaella Russi

Raffaella Russi

Enclosures

dlw 11/19

138-01

News Release

ZURICH
FINANCIAL SERVICES

File No. 82-5089

Zurich Financial Services announces outcome of Rights Offering

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, October 28, 2002 - After the conclusion of the Pre-emptive Rights exercise period on October 25, 2002, the Joint Global Coordinators have informed Zurich Financial Services that close to 100% of the Pre-emptive Rights available for subscription had been exercised for the delivery of approximately 57 million Entitlements to New Shares "if and when issued" against payment of the subscription price (*Bezugspreis*) of CHF 65 per Entitlement on October 30, 2002.

Due to the successful take-up of the Rights Offering, only a limited number of Entitlements will be the subject of the Global Offering to be completed no later than October 30, 2002.

All Entitlements are admitted to trading on virt-x on a separate trading line. Trading of the Entitlements commences today and will end on October 30, 2002. Entitlements are expected to be converted into New Shares of Zurich Financial Services prior to market opening on October 31, 2002. The listing of the New Shares on the main board of the SWX Swiss Exchange and on the Official List of the UK Listing Authority, as well as their admission to trading on virt-x and the London Stock Exchange's market for listed securities, are expected to occur on October 31, 2002, after formal completion of the capital increase.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich

ZURICH
FINANCIAL SERVICES

is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs well over 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

This press release is neither an offering memorandum pursuant to Art. 652a of the Swiss Code of Obligations nor a listing prospectus pursuant to the listing rules of the SWX Swiss Exchange. Any decision to invest in Entitlements or shares should be based exclusively on the offering memorandum dated October 11, 2002, which was published after the Extraordinary General Meeting. In addition, investors are advised to consult their bank or financial advisor. U.S. and other shareholders of Zurich Financial Services may be prevented under applicable U.S. securities law or similar laws in other jurisdictions from participating in the offering referenced in this media release.

THIS DOCUMENT DOES NOT CONSTITUTE, OR FORM PART OF, AN OFFER, OR SOLICITATION OF AN OFFER, OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY RIGHTS, SHARES OR OTHER SECURITIES. IN ADDITION, THE SECURITIES OF THE COMPANY TO BE ISSUED IN THE RIGHTS OFFERING HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION UNDER OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES LAWS.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.